FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2001

                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


          LE REGENT, 4 RUE JULES FERRY BP 1145, 34008 MONTPELLIER CEDEX
               01, FRANCE (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F    X          Form 40-F
                                -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No    X
                                -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                         [Logo of Genesis Conferencing]


GENESYS CONFERENCING STRENGTHENS

FINANCIAL MANAGEMENT TEAM


Montpellier, France--August 14, 2001, Genesys Conferencing (Euronext: 3955 and
Nasdaq: GNSY), the world's leading conferencing specialist, today announced it has enhanced its senior management team. All appointments will be effective September 1, 2001.

Michael Savage, 43, has been appointed Executive Vice President, Chief Financial Officer for Genesys Conferencing. Savage will be based in Montpellier, France, and report directly to Francois Legros, Chairman and Chief Executive Officer of the Group.

Savage has over 15 years of financial leadership experience with high-growth start ups and publicly traded companies. He joined Vialog Corporation in 1999 as Chief Financial Officer, responsible for managing the day-to-day financial operations of the company. He served in this capacity for approximately two years before Genesys Conferencing acquired Vialog in the spring of 2001. Prior to joining Vialog, Savage was the Chief Financial Officer at Digital City, a subsidiary of America Online where he built the infrastructure for finance, accounting, investor relations and systems. Before joining Digital City, Savage served as Vice President and Chief Financial Officer at World Corp., the holding company for World Airways, Inc., and InteliData Technologies Corp. His experience includes managing several initial public offerings and ongoing investor relations activities, and earlier in his career, he was a principal at Ernst & Young.

Savage completed the Harvard Business School Senior Management Program and is a magna cum laude graduate of Long Island University. He is a certified public accountant and a member of the American Institute of CPAs.

Pierre Schwich, 48, currently the company's Executive Vice President, Finance, has been appointed to the newly created position of Executive Vice President Audit, Financial Planning and Investor Relations. Schwich will continue to be a key company contact for the investors community. He will continue to report directly to Legros.

Schwich joined Genesys in August 1997, before its stock market flotation on the Euronext Paris. Prior to joining Genesys Conferencing, he exercised operational responsibilities within Hewlett Packard and developed 3i's venture capital activity in the South of France. Schwich later conducted the initial public offering of High Co., one of the very first listed companies on the Paris Nouveau Marche Stock Exchange, and assumed the role of general secretary with High-Co. Schwich has a degree in engineering from the Ecole Nationale Superieure des Mines, Paris.

Kevin Fletcher, 47, Vice President and Chief Financial Officer, North America, will continue in his current role as Chief Financial Officer for the Genesys Conferencing North American operations. Fletcher holds a master's degree in accounting from the University of Illinois, Urbana, Ill., and a bachelor's degree in accounting from Northern Illinois University, Dekalb, Ill. He is a certified public accountant and a member of the Colorado Society of CPA's and American Institute of CPA's.

John Dion, 42, formerly Vice President, Finance and Treasurer of Vialog, has been appointed Vice President and Chief Financial Officer for Europe and Asia-Pacific. Dion will be based in Montpellier, France, and report directly to Savage. Dion has a bachelor's degree from New Hampshire College, Manchester, N.H. He is a certified public accountant.

Commenting on the appointments, Legros said, "With Genesys now the world's largest specialist for conferencing and collaboration services and listed on the Euronext Paris and Nasdaq Stock Market, we are a truly global company that requires management with international experience. We are delighted that Mike has agreed to move to our headquarters in Montpellier and bring us his tremendous knowledge base gained as Chief Financial Officer of U.S.-listed companies. We will have a strong focus on planning, controls, and investors relations with the appointment of Pierre in a new and highly defined role. And with the complement of Kevin and John, we now have the financial organization in place to drive Genesys toward its growth and profitability goals."


About Genesys Conferencing
Founded in 1986, Genesys Conferencing is the world's leading conferencing specialist: audio conferencing, data conferencing, video conferencing and webstreaming. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 16 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).


Press and Investor Relations

Pierre SCHWICH                                   Marine BRUN
EVP, Audit, Financial Planning
& Investor Relations                             Financial Communication
Tel: +33 4 99 13 27 67                           Tel: + 33 4 99 13 27 67
pierre.schwich@genesys.com                       investor@genesys.com


Florence CATEL                                   Paul JOYAL
Press Relations Corporate                        Press Relations North America
Tel: +33 4 99 13 27 67                           Tel: +1 781-761-6200
florence.catel@genesys.com                       Paul.joyal@genesys.com

[Logo of Genesis Conferencing]         [Logo of Regus Instant Offices Worldwide]


                  Regus chooses Genesys Conferencing to deliver
               automated audio conferencing services to employees
                              and clients worldwide




Montpellier, FRANCE, August 14, 2001 - Genesys Conferencing, the world's leading conferencing specialist (Euronext: 3955; Nasdaq: GNSY), and Regus plc (FTSE:
RGU.L, Nasdaq: REGS) the leading worldwide operator of business centers, announced today that they have entered into a worldwide agreement.


Under this agreement, Genesys' automated audio conferencing solution, TeleMeeting, will be offered as an additional service to Regus' clients through its more than 390 business centers under the Regus Conferencing brand and "powered by Genesys Conferencing". In addition, TeleMeeting will be available for internal use by Regus' employees.


"We are pleased to partner with Regus and open up new sales opportunities for Genesys. This agreement gives Genesys Conferencing the opportunity to sell its services in more than 50 countries and through more than 390 outlets around the world," said Andrew Pearce, executive vice president of Genesys Conferencing Europe. "This new business win is yet another illustration of Genesys achieving its goal to meet the demands of major multinationals, by being established in over 16 countries and delivering a truly global service and extensive local support".


TeleMeeting, the world's first automated audio conferencing service, enables conference calls to be initiated at any time, 24 hours a day, 365 days a year regardless of location.


"Audio conferencing reduces travel costs, improves productivity, enhances communications and improves decision making by allowing workgroups and/or individuals in different places to communicate and collaborate." Comments Julio Bruno, international business development director at Regus. "Audio conferencing is growing rapidly worldwide as companies are looking for new ways on increasing efficiency within the business, cutting down the time it takes to conduct meetings across different countries, and reducing costs in the process. Audio conferencing is an ideal business tool complementary to Regus' core office and meeting rooms business, and we are confident that Genesys Conferencing's technological leadership, global coverage and local support will fully satisfy our needs as well as our Customers'."

About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 16 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY). . www.genesys.com

Pierre SCHWICH                   Marine BRUN                             Florence CATEL
EVP, Finance                     Shareholder and Investor Relations      Press Relations Corporate
Tel: +33 4 67 06 27 55           Tel: + 33 4 67 06 75 17                 Tel: + 33 4 67 06 27 49
Pierre.schwich@genesys.com       investor@genesys.com                    florence.catel@genesys.com

Paul JOYAL
Press Relations North America
Tel: 781-761-6200
Paul.joyal@genesys.com


About Regus
Represented in 50 countries, Regus is the global leader in supplying instant offices. Offering 85,000 workstations in more than 390 prestigious business centres, it is also a market leader in providing meeting rooms, conference and training facilities and public access videoconferencing studios. To meet the increasing demand for more flexible workspace, it opened 92 new centres last year. www.regus.com

Colin Peck
Tel: +44 1932 895 021
colin.peck@regus.com

SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 16, 2001

                                                 GENESYS SA


                                                 By: /s/ Marie Capela
                                                 -------------------------------
                                                 Name:  Marie Capela
                                                 Title: Group Legal Counsel